Exhibit 99.4

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of Tencent Music Entertainment Group (the “Company”). Prospective investors should read the listing document dated September 15, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure. For further information about the risks associated with our WVR structure, see the section headed “Risk Factors — Risks Related to Our Corporate Structure” of the Listing Document. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Tencent Music Entertainment Group

騰訊音樂娛樂集團

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 1698)

(NYSE Stock Ticker: TME)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Previous trading day trading information in respect of the ADSs on the NYSE

Joint Sponsors

Joint Financial Advisors

The Company issues this announcement to provide details of the previous trading day trading information in respect of the ADSs on the NYSE.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated September 15, 2022 (the “Formal Notice”), the announcement regarding recent trading information in respect of the ADSs on the NYSE and the Designated Dealer’s and the Alternate Designated Dealer’s respective designated dealer identity number dated September 16, 2022 (the “September 16 Announcement”), the announcement regarding previous trading day trading information in respect of the ADSs on the NYSE dated September 19, 2022 (the “September 19 Announcement”), and the announcement regarding previous trading day trading information in respect of the ADSs on the NYSE, inventory to be held by Designated Dealer and number of Class A ordinary shares to be transferred to Hong Kong prior to Listing dated September 20, 2022 (the “September 20 Announcement”) issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

INTRODUCTION

We refer to the Listing Document, the Formal Notice, the September 16 Announcement, the September 19 Announcement and the September 20 Announcement issued by the Company.

As at the date of this announcement, there are 3,390,154,264 ordinary shares of the Company issued and outstanding, comprising 1,675,015,086(1) Class A ordinary shares and 1,715,139,178 Class B ordinary shares.

PREVIOUS TRADING DAY TRADING INFORMATION IN RESPECT OF THE ADSS ON THE NYSE

The following table sets out certain trading information in respect of the ADSs (each representing two Class A ordinary shares) on the NYSE, including the daily high, low, closing price and trading volume, for September 20, 2022, being the trading day of the NYSE immediately before the date of this announcement:

Date			ADS Price
	Day high		Day low		Closing Price		Trading Volume	As % of total Class A ordinary shares
	USD	Equivalent to HK$ per share	USD	Equivalent to HK$ per share	USD	Equivalent to HK$ per share	(in millions) (ADSs)
September 20, 2022	4.60	18.05	4.48	17.58	4.58	17.98	9.80	1.14%

Note:

(1)

Excluding 42.0 million Class A ordinary shares issued to a wholly-owned subsidiary of the Company for future granting of awards under our Share Incentive Plans and/or such other purposes as our Company may determine in its absolute discretion, and assuming no other additional Shares are issued under the Share Incentive Plans between the date of this announcement and the Listing. Taking into account of the 42.0 million Class A ordinary shares issued to the wholly-owned subsidiary mentioned above, the total number of Class A ordinary shares of the Company is 1,717,015,086 immediately following the completion of the Introduction.

The above trading information is provided further to the disclosure in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document and is for reference purpose only. The trading price of the Class A ordinary shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, the trading price of the ADSs on the NYSE. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the Formal Notice, the September 16 Announcement, the September 19 Announcement and the September 20 Announcement issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

Dealings in the Class A ordinary shares on the Hong Kong Stock Exchange are expected to commence at 9:00 a.m., Hong Kong time, today. The Class A ordinary share will be traded on the Hong Kong Stock Exchange in board lots of 100 Class A ordinary shares. The stock code is 1698. As stated in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document, the Company will release further announcements on liquidity arrangements regarding the accumulated average daily trading volume of our Class A ordinary shares on the Hong Kong Stock Exchange on a weekly basis during the Bridging Period (being a period of 30 calendar days commencing on the Listing Date, i.e. commencing at 9:00 a.m. on September 21, 2022 (being the commencement date of dealings in the Class A ordinary shares on the Hong Kong Stock Exchange) and ending at 4:10 p.m. on October 20, 2022 (being the 30th calendar day commencing on the Listing Date)).

By Order of the Board
Tencent Music Entertainment Group Cussion Kar Shun Pang
Executive Chairman

Hong Kong, September 21, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang and Mr. Zhenyu Xie as the executive directors, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as the non-executive directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as the independent non-executive directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.8498. No representation is made that any amount in USD or RMB has been or could be converted at the above rate or at any rates or at all.

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